LAKE SHORE
GOLD CORP

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

07022705

APR 2007

BY MAIL

April 10, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of March 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Corporate Secretary

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

4/19

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD ANNOUNCES ANNUAL AND SPECIAL MEETING

March 9, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announces that all shareholders of record on March 21, 2007 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders, to be held on Tuesday May 8, 2007 at 9:00am PDT at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, B.C.

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. In January 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario[1] from the Porcupine Joint Venture. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President and CEO
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com

[1] For details refer to Lake's Shore's press release dated January 31, 2007, available on the Company's website at www.lsgold.com.

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD FILES APPLICATION FOR ADVANCED EXPLORATION PERMIT AT TIMMINS WEST

March 12, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") has filed an application under the Ontario Mining Act for an advanced exploration permit for continued underground work at its Timmins West Gold Project in Timmins, Ontario. The Timmins West Gold Project is Lake Shore's most advanced property, with mineral resource estimates totaling 1.3 million ounces in the indicated category and 200,000 ounces in the inferred category.[1]

Subject to permitting, the Timmins West advanced underground exploration program is expected to commence in the third quarter and take 24 months to complete. The program will include environmental and mine engineering, surface infrastructure, shaft and/or ramp construction, scheduling, underground drilling and bulk sampling. The cost estimates of conducting the advanced underground exploration programs for the property will be determined as part of the above process. Resource expansion and exploration diamond drill programs at Timmins West will continue throughout the advanced exploration period.

Completion of a pre-feasibility study at Timmins West is expected by the end of the second quarter. The pre-feasibility study contemplates using the Bell Creek mill, which Lake Shore is in the process of acquiring from the Porcupine Joint Venture,[2] as the location for processing ore from Timmins West. The Bell Creek mill has been on care and maintenance since 2002. Lake Shore's preliminary review indicates it can be made operational quickly and with low capital cost.

Lake Shore President and CEO Brian Booth said: "We have completed as much drilling as we can from surface at Timmins West, so going underground is the next logical step following our successful surface exploration programs. Once permits are in place, we plan to sink a shaft to the 700-metre level to drill the deeper zones within the deposit. We are looking at opportunities to process ore from Timmins West at the Bell Creek mill, which we expect will allow us to bring Timmins West into production within two years."

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information

---

[1] As announced on November 20, 2006, Timmins West hosts gold resources totaling 1.29 million ounces (uncut) in the indicated category and an additional 207,000 ounces (uncut) in the inferred category. The indicated resource contains 3.3 million tonnes of ore grading 12.29 grams per tonne (uncut), and the inferred resource contains 968,000 tonnes grading 5.79 grams per tonne (uncut). Lake Shore's Qualified Person ("QP") for Timmins West is Jacques Samson, P.Geo. As the QP he has prepared or supervised the preparation of the scientific or technical information for the property. For details refer to Lake Shore's news release dated November 20, 2006, available on www.lsgold.com.

[2] In January 2007 Lake Shore announced it had entered into an agreement with the Porcupine Joint Venture to acquire the Bell Creek mine and mill. For details refer to Lake Shore's news release dated January 31, 2007, available on www.lsgold.com.

contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE'S CFO RESIGNS EFFECTIVE APRIL 30th, 2007

March 20, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced that effective April 30, 2007, Parkash Athwal has resigned as the Company's Chief Financial Officer to pursue other interests. The Company is actively seeking a suitable candidate to replace Ms. Athwal.

Ms. Athwal has been Lake Shore's CFO since its inception in December 2002 and has assisted the Company to grow from the TSX Venture Exchange to the TSX and to one of the most influential exploration companies in the Timmins Gold Camp, with the continued development of the Timmins West Gold Project and the anticipated acquisition of the Bell Creek Mine and Mill (announced on January 31, 2007). Alan Moon, Chair of the Board, stated "the Company and board thank Ms. Athwal for her support and contribution over the last four years and wish her well in her future endeavours."

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP. ANNOUNCES C$25 MILLION BOUGHT DEAL FINANCING

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S.

March 21, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") has today entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation, under which the underwriters have agreed to buy from Lake Shore 5 million units (the "Units") and 6 million flow-through common shares of the Company (the "Flow-Through Shares") at an issue price of C$2.00 per Unit and C$2.50 per Flow-Through Share for gross proceeds to the Company of C$25,000,000 (the "Offering"). Each Unit consists of one half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share at a price of C$2.50 expiring 18 months from the closing of the Offering.

Lake Shore will grant the underwriters an option to purchase additional Units and Flow Through Shares in any combination of Units and Flow-Through Shares to raise additional gross proceeds of up to 15% of the Offering exercisable within 10 days following the closing of the Offering, to cover over-allotments, if any. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the Units and Flow Through Shares for distribution.

The net proceeds of the Offering will be used for exploration and development of the Company's mineral projects and general corporate purposes. Closing is expected on or about April 16, 2007.

Any participation by insiders of Lake Shore in the offering, which participation will be subject to the approval of independent directors of the Company, will be on the same terms as arm's length investors, and shareholdings of insiders in the Company will increase as a result of any such participation. The private placement may close before 21 days following the filing of the material change report regarding this announcement, if management determines it is necessary or desirable for sound business reasons.

The Offering is being made pursuant to a short form prospectus to be filed in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario from the Porcupine Joint Venture. Lake Shore is a reporting issuer in British Columbia,

Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

*Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-*looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP. ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S.

March 22, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or the "Company") announces that the over-allotment option granted to the underwriters in connection with its prospectus offering (the "Offering") announced yesterday, March 21, 2007, has been fully exercised.

The underwriters have agreed to buy five million units (the "Units") and six million flow-through common shares of the Company (the "Flow-Through Shares") at an issue price of C$2.00 per Unit and C$2.50 per Flow-Through Share for gross proceeds to the Company of C$25,000,000. Pursuant to the underwriters' exercise of the over-allotment option, the Company will issue an additional 1,875,000 Units, at C$2.00 per Unit, raising the total gross proceeds of the Offering to $28,750,000.

The Offering was underwritten by a syndicate led by Canaccord Capital Corporation, and including Raymond James Ltd. and Haywood Securities Inc. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the Units and Flow Through Shares for distribution. Closing is expected on or about April 16, 2007. Net proceeds of the Offering will be used for exploration and development of the Company's mineral projects and general corporate purposes.

The Offering is being made pursuant to a short form prospectus to be filed in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario from the Porcupine Joint Venture. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE AND GOLDCORP AGREE TO EXTENSION OF DUE DILIGENCE ON BELL CREEK ACQUISITION

March 30, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") and Goldcorp Canada Ltd., manager of the Porcupine Joint Venture (the "PJV"), have agreed to amend their binding letter agreement to extend the due diligence period on the acquisition by Lake Shore of the Bell Creek mine and mill until the close of business in Toronto on April 20, 2007.

On January 31, Lake Shore entered into a binding letter agreement with Goldcorp to acquire the Bell Creek mine and mill from the PJV. The acquisition includes the mine property, a hoist, headframe and underground mine infrastructure, a 1,500 tonne per day mill with permitted tailings facilities, plus all surface infrastructure, including office buildings and road and hydro access easements, and the assumption of all related environmental and rehabilitation liabilities by Lake Shore. The original 60-day due diligence period has been extended to provide additional time for the transmission of all information and documentation.

Lake Shore President and CEO Brian Booth said: "The due diligence process is going well; however we realize now that the process, including the exchange of information, will take longer than 60 days to complete. The acquisition will allow Lake Shore to quickly transform itself from a junior exploration company into a gold producer in the prolific Timmins gold mining district."

Consideration for the acquisition will consist of $6 million in cash and up to $4 million worth of Lake Shore common shares at a price of $1.51 per share, as well as two million warrants exercisable for a period of two years at $2.41 per share. In addition, Lake Shore and Goldcorp are negotiating the grant to PJV of a royalty equal to 2% of the net smelter returns on the Bell Creek property, subject to underlying royalties.

Lake Shore and the PJV are negotiating the terms of a definitive purchase agreement. Timing of the completion of the transaction is subject to completion of the definitive agreement as well as receipt of regulatory and third party approvals.

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario from the Porcupine Joint Venture. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on

*information currently available. The Company does not assume the obligation to update any forward-*looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

END